Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Results of operations – management discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended September 30, 2011 and 2010:

	2011		2010
	$ million	% of total	$ million	% of total
Time charter-fixed rate	17.0	18%	15.1	16%
Time charter-variable rate (profit-share)	30.2	32%	37.1	39%
Time charter-bareboat	2.3	2%	2.3	2%
Voyage charter-spot market	39.5	42%	26.9	28%
Voyage charter-contract of affreightment	1.2	1%	10.1	11%
Pool arrangement	3.7	4%	4.0	4%

Total voyage revenue	93.9	100%	95.5	100%

Voyage revenue earned for the nine months ended September 30, 2011 and 2010:

	2011		2010
	$ million	% of total	$ million	% of total
Time charter-fixed rate	46.6	16%	53.4	17%
Time charter-variable rate	98.6	33%	124.3	40%
Time charter-bareboat	7.0	2%	7.0	2%
Voyage charter-spot market	110.9	38%	85.9	27%
Voyage charter-contract of affreightment	13.0	4%	32.0	10%
Pool arrangement	18.3	6%	10.4	3%

Total voyage revenue	294.4	100%	313.0	100%

Voyage revenue earned during the three months ended September 30, 2011 was $93.9 million, or 1.7% less than in the three months ended September 30, 2010. The decrease was due to average lower rates achieved for all vessel categories, apart from the LNG carrier (as indicated in the table below) mainly as a result of the difficult freight market resulting from global tanker fleet overcapacity.

The decline in gross revenue was offset by an average of two more vessels operating in the third quarter of 2011 than were operating during the third quarter of 2010. The Company operated on average 47.7 vessels compared to 45.7 in the third quarter of 2010. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the third quarter of 2011 was 97.3%, compared to 96.0% in the third quarter of 2010. The days lost in the third quarter of 2011 relate to the dry-docking of Proteas, Amphitrite and Alaska, and off-hire on Asahi Princess and the VLCC’s La Prudencia and La Madrina which both finished their 5 year time charters in the first quarter of 2011 and since then have been trading in the difficult spot market encountering extensive repositioning legs. In the third quarter of 2010, days lost related to the dry-docking of Propontis and Euronike and off-hire on Victory III, Aegeas, Neo Energy and Bosporos.

Operating days on pure time-charter without profit share increased by 211 days or 29.0% between the third quarters of 2011 and 2010, and the amount of revenue earned under this type of employment increased by 13%. This change arose as a result of the renewal of two time charters at lower rates (Socrates, Selecao), off set by the addition of three new time charters at relatively good rates. There was an 8% decrease in the number of days utilized in profit-share arrangements which totaled 1,675 compared to 1,817 in the third quarter of 2010, while revenue earned in profit sharing arrangements decreased by 19%. The decrease in revenue is higher than the effect of the decrease in days employed under time charter with profit share arrangements as the aframaxes Proteas and Promitheas and the VLCC’s La Madrina and La Prudencia have entered the spot market in 2011 whereas the newly delivered vessels Dimitris P and Spyros K that were chartered under profit sharing arrangements contributed with lower gross revenue. Also during the third quarter of 2011, all vessels were earning only the minimum revenue due to the weak market. The number of days in the third quarter 2011 that vessels were employed on spot, contract of affreightment and pool voyages increased to 1,659 from 1,497 in the third quarter of 2010, with a commensurate increase in total revenue earned for these three categories.

Average daily TCE rate earned for the three and nine month periods ended September 30, 2011 and 2010 were:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
LNG carrier	34,272	20,904	26,796	32,422
VLCC	11,386	30,908	19,238	34,776
Suezmax	23,025	27,653	23,727	28,508
Aframax	9,828	16,334	13,894	21,028
Panamax	13,945	18,632	15,351	16,693
Handymax	10,156	11,740	11,520	11,168
Handysize	10,173	11,956	13,195	13,978

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2010	2010
Voyage revenues	$93,862	$95,519	$294,367	$313,040
Less: Voyage Expenses	(34,849)	(22,576)	(92,090)	(67,500)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	920	920	2,730	2,730

Time charter equivalent revenues	$59,933	$73,863	$205,007	$248,270

Divided by: net earnings (operating) days	4,264	4,033	12,697	12,194
Average TCE per vessel per day	$14,055	$18,315	$16,146	$20,360

The third quarter is traditionally the lowest demand quarter for energy transportation in any given year. This year rates were even more challenging, especially for crude carriers, due to tonnage overcapacity, and the decision made by the International Energy Agency (IEA) to release 60 million barrels of oil from stockpiles, with 30 million released in the USA, and the lack of Libyan cargoes due to the civil war in Libya, which put further downward pressure on tanker demand and rates.

As a result of the above and coupled with bunker prices at the 2008 high levels, average time charter equivalent or TCE revenue earned per vessel (see definition and table above) within the third quarter of 2011 was $14,055, significantly lower than the $18,315 earned in the previous year’s third quarter. The LNG sector is the only exception to this weak market as our LNG carrier finished a one year time-charter in August this year, and subsequently entered in a six-month extension at the same charterer’s option at a higher rate. TEN took advantage of the strong LNG market and fixed the LNG for another four years from February 2012 at a lucrative rate. The VLCC’s La Madrina and La Prudencia were operating in the spot market during the third quarter of 2011 earning historically low TCE revenues due to the weak freight market, while in the third quarter of 2010 they were still under their long time charters. Earnings of the smaller product carriers remained at comparable levels with the third quarter of 2010 as four out of the fourteen vessels, were on profit-sharing arrangements earning the fixed minimum rate and protecting the overall income stream as actual market rates were often considerably below the fixed minimums, three were on time charter earning similar rates with the prior year third quarter and the remaining were at spot or period contracts at market rates earning significantly lower TCE. The suezmaxes earned on average lower but healthy TCE rate in the third quarter of 2011 as all suezmaxes were under profit sharing arrangements earning only the minimum rate in the quarter whereas in the third quarter 2010 average suezmax rates were boosted by certain vessels earning profit share during a stronger market. The aframaxes were the category most hit by the weak market as most of the vessels were on spot or period employment at market rates, for both periods and therefore, were mostly affected by the market drop. Panamax average rates earned were also lower, most of these vessels being on a minimum charter with profit-share, but actually earning no profit, while in the third quarter of 2010, some profit was earned.

During the nine months ended September 30, 2011, voyage revenue decreased by $18.7 million, or 6.0%, compared to revenue achieved in the nine months ended September 30, 2010. The decrease was primarily due to a generally softer freight market compared to the previous year’s equivalent period caused by the slowdown of trading activity exacerbated by increasing vessel supply. For the nine months of 2011, on average 47.7 vessels were operated compared to 45.7 in the first nine months of 2010. Since the end of the third quarter of 2010 to September 30, 2011, the Company has taken delivery of the panamaxes Selini and Salamina and the suezmaxes Spyros K and Dimitris P and sold the aframaxes Opal Queen and Vergina II. For the nine month periods the utilization achieved was almost the same, 97.6% in 2011 and 97.7% in 2010. Apart from the lost days of the third quarter (as described above), the nine month period of 2011 also includes the dry-docking of Archangel, Alaska and Promitheas, off-hire on Vergina II en route for delivery to its new owners and off-hire days for Sapporo Princess, Asahi Princess, Maria Princess, La Madrina and Nippon Princess en route to replace Vergina II.

Commissions

Commissions amounted to $3.4 million, or 3.6% of revenue from vessels, during the quarter ended September 30, 2011, compared to $3.5 million, or 3.7% of revenue, for the quarter ended September 30, 2010. For the nine month period, commissions amounted to $10.5 million, or 3.6% of revenue in 2011, compared to $11.6 million, or 3.7% of revenue in 2010. The overall decrease in both periods was primarily due to reduced revenues. Changes in employment of several vessels, especially pool arrangements, on which lower commission was charged also contributed.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer or, in the case of vessels in a pool, by the pool operators.

Voyage expenses for the three months ended September 30, 2011 and 2010:

	Voyage expenses			Average daily voyage expenses per vessel (spot and CoA)
	2011	2010	increase/ (decrease)	2011	2010	increase/ (decrease)
	$ million	$ million		$	$
Bunker expenses	25.1	14.3	76.2%	22,711	12,640	79.7%
Port and other expenses	9.7	8.3	16.9%	8,770	7,357	19.2%

Total	34.8	22.6	54.4%	31,481	19,997	57.4%

Voyage expenses for the nine months ended September 30, 2011 and 2010:

	Voyage expenses			Average daily voyage expenses per vessel (spot and CoA)
	2011	2010	increase/ (decrease)	2011	2010	increase/ (decrease)
	$ million	$ million		$	$
Bunker expenses	66.2	43.3	53.1%	19,904	14,242	39.8%
Port and other expenses	25.9	24.2	6.7%	7,775	7,984	(2.6)%

Total	92.1	67.5	36.4%	27,679	22,226	24.5%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days that vessels were employed on these types of charter in the third quarter of 2011 was 1,107 compared to 1,129 in the third quarter of 2010, a 2.0% decrease. In the first nine months of 2011, there was a 9.5% decrease. The increase in bunkering expenses is mostly due to the increase in the average price of bunkers by approximately 45.9% between the quarters and 36.6% for the nine month periods and partly because the two VLCCs La Prudencia and La Madrina were trading in the spot market for most of the third quarter of 2011, having been obliged to perform long repositioning voyages, therefore increasing the volume of bunkers by 62.7% compared to prior year third quarter. Port and other expenses have increased by 16.9% between the three month periods and by 6.7% between the nine month periods, but their average daily cost decreased by 2.6% between the two nine month periods.

Charter hire expense

In the first nine months of 2011 there were no chartered-in vessels. For the first nine months of 2010, total charter-hire expense amounted to $1.9 million, relating to the suezmax Decathlon, which was sold in February and immediately time-chartered back (renamed Nordic Passat) in order to continue the charter obligations of the Company until redelivery in mid-June 2010. In addition, a handysize product carrier was chartered-in to cover the obligations of Didimon while in dry-dock.

Vessel operating expenses

Operating expenses for the three months ending September 30, 2011 and 2010:

	Operating expenses			Average daily operating expenses per vessel
	2011	2010	increase/ (decrease)	2011	2010	increase/ (decrease)
	$ million	$ million		$	$
Crew expenses	19.2	17.9	7.5%	4,474	4,347	2.9%
Insurances	4.1	3.7	9.1%	944	903	4.5%
Repairs and maintenance, and spares	3.8	3.8	1.5%	893	918	(2.7)%
Stores	1.7	1.6	2.3%	382	390	(2.1)%
Lubricants	1.6	1.7	(2.3)%	376	402	(6.5)%
Other (quality and safety, taxes, registration fees, communications)	2.6	2.4	7.3%	612	595	2.9%

Total	33.0	31.1	6.1%	7,681	7,555	1.7%

Earnings capacity days excluding vessel on bare-boat charter				4,292	4,111

Operating expenses for the nine months ending September 30, 2011 and 2010:

	Operating expenses			Average daily operating expenses per vessel
	2011	2010	increase/ (decrease)	2011	2010	increase/ (decrease)
	$ million	$ million		$	$
Crew expenses	57.4	55.3	3.8%	4,500	4,524	(0.5)%
Insurances	12.0	11.2	7.3%	938	911	3.0%
Repairs and maintenance, and spares	10.7	10.5	1.8%	840	862	(2.6)%
Stores	5.1	5.6	(9.1)%	400	458	(12.7)%
Lubricants	4.5	4.6	(1.9)%	356	379	(6.1)%
Other (quality and safety, taxes, registration fees, communications)	8.0	7.8	2.6%	629	640	(1.7)%

Total operating expenses	97.7	95.0	2.9%	7,663	7,774	(1.4)%

Earnings capacity days excluding vessel on bare-boat charter				12,742	12,214

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium).

Earnings capacity days for the three months period ended September 30, 2011, excluding Millennium, increased by 181 days, or the equivalent of 2.0 more vessels. For the nine months period ended September 30, 2011 earnings capacity days, excluding Millennium, increased by 528 days or 1.9 vessels.

There was a 9% weakening of the U.S. dollar, in the third quarter of 2011 compared to the third quarter of 2010, and a 7% weakening of the U.S. dollar between the equivalent nine months periods. This depreciation mainly impacted crew costs, as approximately 50% of crew expenses, relating mainly to Greek vessel officers, are paid in Euro. For the three months period ended September 30, 2011, daily crew costs increased by 2.9%, whereas for the nine month period ended September 30, 2011, they remained almost the same. Insurance costs increased for the three and nine months periods of 2011 compared to 2010 due to increased premiums.

Repairs, spares and maintenance expenses remained in the same levels for the three and nine month periods ended September 30, 2011, and declined on a daily basis, despite the weakening of the US dollar. This is mostly due to economies of scale achieved by the new managers, TCM (see discussion below). In the first nine months of 2011 five vessels (Amphitrite, Proteas, Archangel, Alaska and Promitheas) performed dry-docking, four of them in European yards, compared to four vessels (Euronike, Eurochampion, Propontis, and Didimon) in the equivalent period of 2010. Expenses incurred during dry-docking which were not deferred, were approximately the same in both periods.

Tsakos family private interests and the German owned ship management company Columbia ShipManagement Ltd, jointly created a new ship management company known as Tsakos Columbia ShipManagement S.A. (“TCM”) which, from July 1, 2010, started to manage virtually all the vessels owned by TEN and Tsakos private clients. Even since January 2010, there was cooperation between the joint owners of TCM (Tsakos interests and those of a private German company) in procurement of supplies and parts for vessels. As a result, operating expenses per vessel have fallen from an average of $8,677 for the year 2009 to $7,774 for the first nine months of 2010 and to further decline to $7,663 in the first nine months of 2011. A large part of the decline is attributable to TCM using its purchasing power to obtain better prices in the categories of repairs and maintenance, spares, stores, and lubricants.

Depreciation

Depreciation was $25.9 million during the quarter ended September 30, 2011 compared to $24.0 million during the quarter ended September 30, 2010, an increase of 8.0%. For the first nine months of 2011, depreciation was $75.0 million compared to $67.9 million in the prior year first nine months, a 10.5% increase. The increase in the depreciation expense was due to the addition of four new vessels since the third quarter of 2010.

Amortization of deferred charges

During the quarter ended September 30, 2011, amortization of deferred dry-docking charges was $1.3 million compared to $1.1 million during the quarter ended September 30, 2010. For the most part the total quarterly charge for the respective quarters relates to the same charges for the same vessels. The difference between the quarters is primarily the difference between new quarterly amortization for more recent dry-dockings and the amortization relating to earlier dry-dockings where the deferred charges have been totally amortized in the intervening period.

Impairment

Our tests do not indicate that an impairment charge is required for any particular vessel at September 30, 2011. At December 31, 2010, it was determined that the carrying value of the aframax tanker Vergina II was in excess of its estimated fair market value and that the vessel would not generate adequate cash flow over its expected remaining life in excess of its carrying value. As a result, the carrying value was reduced to fair market value at December 31, 2010 resulting in an impairment charge of $3,077. In the first quarter 2011, plans were activated to sell the vessel before its next dry-docking, scheduled for July 2011, and the vessel was accounted for as held-for-sale at March 31, 2011. The vessel was sold in June 2011 prior to dry-docking. The current poor market conditions in the tanker market have negatively affected vessel valuations. Should existing market conditions continue, the possibility will increase that both the market value of the two older VLCCs and the future undiscounted cash flow they are likely to earn over their remaining useful lives will be less than their carrying values and an impairment loss will occur.

Management fees

Management fees totaled $3.9 million during the quarter ended September 30, 2011, compared to $3.7 million for the quarter ended September 30, 2010, a 4.2% increase. For the nine months ended September 30, 2011, management fees were $11.7 million compared to $10.3 million in the previous year’s first nine months, a 13.4% increase. Apart from the growth in fleet number, the main reason for the increase was the fee increase in fees on July 1, 2010. There has been no further increase since that date.

The Company pays to Tsakos Energy Management Limited. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. From July 1, 2010, vessel monthly fees were increased by $3,000 to $27,000 for owned operating vessels or approximately $99 per day per vessel, and to $32,000 in the case of the LNG carrier.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $0.8 million during the quarter ended September 30, 2011 compared to $0.9 million during the previous year’s third quarter, a decrease of 11.2% mainly due to reduced investor relations and professional costs set off by increased costs relating to subscription to maritime organizations and sponsorship of maritime conferences. For the nine months to September 30, 2011, general and administrative expenses were $3.0 million compared to $2.7 million during the previous year’s first nine months, an increase of 11.1% mainly due to new project costs and IT expenses relating to new SEC XBRL requirements and upgrading of the Company’s reporting system.

General and administrative expenses plus the management fees and the stock compensation expense (see below) represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,086 for the third quarter of 2011, compared to $1,217 in the third quarter of 2010. The decrease is due to almost unchanged total general and administrative expenses spread over a larger number of vessels in the third quarter of 2011.

Stock compensation expense

The amortization charge (stock compensation expense) for the third quarter of 2011 amounted to less than $0.1 million while for the third quarter of 2010 amounted to $0.5 million. For the first nine months of 2011, the charge was $0.8 million compared to $1.3 million for the first nine months of 2010, the decrease being due to the vesting of 274,600 restricted share units (RSUs) at December 31, 2010 and 72,500 RSU’s at June 30, 2011 offset by the issuance of 12,000 RSU’s to the Board of Directors on June 30, 2011. The number of outstanding RSUs has dropped from 476,450 at September 30, 2010 to 139,250 at September 30, 2011.

As at September 30, 2011, 884,450 RSUs had been issued since the inception of the 2004 program to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees), of which 725,800 had vested and 19,400 forfeited. Of the remaining outstanding RSUs, 54,750 will vest on December 31, 2011 and 84,500 on June 30, 2012. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price on the grant date of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and thereafter the valuation is adjusted quarterly in line with movements in the share price until the vesting date.

Gain on sale of vessels

There were no sales of vessels in the third quarter of 2011. In the third quarter of 2010, the Company sold the panamax tanker Victory III for $7.2 million, realizing a capital loss of $0.5 million due to expenses on its sale. In the first nine months of 2011 the Company sold the aframax tanker Vergina II for $10.9 million, realizing a capital loss of $0.8 million due to expenses on its sale, and the aframax tanker Opal Queen for $34.0 million realizing a gain of $5.8 million. In the first nine months of 2010, the Company sold five vessels for total proceeds of $144.1 million, realizing a total net gain of $19.7 million.

Operating income (loss)

Loss from vessel operations was $9.1 million (with no gains or losses on the sale of vessels) during the third quarter of 2011, compared to $8.6 million income from vessel operations (including loss on the sale of a vessel amounting to $0.5 million) during the third quarter 2010. During the first nine months of 2011, income from vessel operations was $4.6 million (including gains on the sale of vessels amounting to $5.0 million) compared to $71.7 million (including gains on the sale of vessels amounting to $19.7 million) during the first nine months of 2010.

Interest and finance costs

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$ million	$ million	$ million	$ million
Loan interest expense	6.5	6.4	19.2	17.8
Swap interest expense	8.1	8.3	25.2	25.9
Less: Interest capitalized	(0.4)	(0.6)	(2.2)	(1.8)

Interest expense, net	14.2	14.1	42.2	41.9

Bunkers swap cash settlements	(1.8)	(0.6)	(4.7)	(2.0)
Change in fair value of non-hedging bunker swaps	2.1	(0.7)	1.0	2.5
Amortization of deferred loss on de-designated interest rate swap	0.4	0.4	1.1	0.9
Expense of portion of accumulated negative valuation of de-designated interest rate swap	—	0.4	0.5	0.8
Change in fair value of non-hedging interest rate swaps	0.3	0.7	(2.2)	5.0
Amortization of loan fees	0.2	0.2	0.8	0.9
Bank charges	0.1	0.1	0.2	0.2

Net total	15.5	14.6	38.9	50.2

Interest and finance costs were $15.5 million for the third quarter of 2011 compared to $14.6 million for the quarter ended September 30, 2010, a 6.2% increase. Loan interest (excluding the impact of interest rate swaps) in the third quarter 2011 increased by 1.1% to $6.5 million from $6.4 million in the third quarter of 2010. The average balance of outstanding debt was approximately $1,548 million for the third quarter of 2011 compared to $1,501 million for the previous year’s third quarter and the average loan interest rate fell to 1.6%. However, the average all-in loan finance cost in the third quarter of 2011, taking account of net swap interest paid, was approximately 3.7% in the third quarter of 2011 compared to 3.8% in the third quarter of 2010. Interest paid on swaps amounted to $8.1 million in the third quarter of 2011 compared to $8.3 million in the third quarter of 2010.

For the nine months to September 30, 2011, interest and finance costs were $38.9 million compared to $50.2 million in the prior year period, a 22.5% decrease. Loan interest actually increased to $19.2 million from $17.8 million due to a modest increase in the average interest rates due to slightly higher margins on the new loans than the average margins on previously obtained loans and because overall loans outstanding were approximately $64 million higher than in the previous year’s nine month period. However, interest paid on swaps decreased to $25.2 million from $25.9 million in the prior year’s first nine months.

There was a non-cash negative net movement of only $0.3 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the third quarter of 2011, compared to a negative movement of $0.7 million in the third quarter of 2010. In the nine months to September 30, 2011, there was a positive movement of $2.2 million compared to a negative movement of $5.0 million for the first nine months of 2010.

Amortization of the deferred loss on de-designation of an interest rate swap that became ineffective in 2010 amounted to $0.4 million in both third quarters. The previous third quarter also incurred an immediate expense of $0.4 million from the accumulated negative valuation relating to the same de-designated swap transferred from Other comprehensive loss, following the sale of one of the vessels part financed by the loan associated with the swap. The amortization of the deferred loss on de-designation of the swap amounted to $1.1 million in the first nine months of 2011, and $0.9 million in the prior year nine months. The immediate expense of portions of the accumulated negative valuation relating to the de-designated swap transferred from Other comprehensive loss amounted to $0.5 million in the 2011 nine month period and $0.8 million in the prior year nine months.

Also in the third quarter of 2011, there was a negative non-cash movement of $2.1 million on bunker swaps entered into since March 2009, which do not qualify as hedging instruments and an actual receipt of $1.8 million on these swaps. In the third quarter of 2010, there was a positive movement on these swaps of $0.7 million and cash was received amounted to $0.6 million. For the nine months to September 30, 2011, cash received amounted to $4.7 million ($2.0 million in the prior period) and valuation movements amounted to a negative $1.0 million compared to a negative $2.5 million in the prior nine months.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the third quarter of 2011, capitalized interest was $0.4 million compared to $0.6 million in the previous year’s third quarter, the decrease being due to the delivery of the two suezmaxes in 2011. For the first nine months of 2011 and 2010, capitalized interest was $2.2 million and $1.8 million respectively.

Amortization of loan expenses amounted to $0.3 million in the third quarter of 2011 and $0.3 million in the third quarter of 2010.

Interest income

Total income derived from bank deposits was $0.8 million during the third quarter of 2011 and $0.7 million during the quarter ended September 30, 2010. For both the nine month periods of 2011 and 2010, $2.0 million were earned, interest rates and average balances being at approximately the same levels for the equivalent periods of 2011 and 2010.

Net income attributable to the non-controlling interest

A third-party company has a non-controlling interest of 49% in our subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the non-controlling interest in the third quarter 2011 amounted to $0.1 million compared to $0.2 million in the third quarter 2010, the decrease being primarily due to increased repairs and maintenance and crew expenses, the revenue being the same for both periods as the vessels are on time charter with profit sharing and earned only the minimum for both periods. For the nine months to September 30, 2011, the income attributable to the non-controlling interest amounted to $0.4 million compared to $1.1 million in the first nine months of 2010, the decrease was primarily due to the settlement of a prior year claim in the second quarter of 2010.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net loss attributable to Tsakos Energy Navigation Limited for the quarter ended September 30, 2011 was $24.1 million, or $0.52 per share diluted, versus net loss of $5.5 million, or $0.14 per share diluted, for the quarter ended September 30, 2010. Net loss attributable to Tsakos Energy Navigation Limited for the nine months ended September 30, 2011 was $32.9 million, or $0.71 per share diluted, versus net income of $22.4 million, or $0.59 per share diluted, for the nine months ended September 30, 2010.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding program and dry-docking schedule requires us to expend cash. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our non-restricted cash holdings as at September 30, 2011 and the number of vessels we have on time charter, we believe that even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2013, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to $81.3 million at September 30, 2011, compared to $95.8 million as at September 30, 2010. Non-restricted cash balances at September 30, 2011 were $231.0 million compared to $249.6 million at September 30, 2010.

Net cash provided by operating activities was $5.0 million in the quarter ended September 30, 2011, compared to $23.0 million in the previous year’s third quarter. For the nine month respective periods, net cash from operating activities was $40.6 million in 2011, compared to $67.5 million in the first nine months of 2010, mainly due to lower net income in the first nine months of 2011.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. Actual payments to ship-yards where dry-dockings are performed are made in installments, starting usually with a payment in advance and with final settlement usually at or after completion of the dry-docking. In the third quarter of 2011, an amount of $1.1 million was paid primarily for the dry-dockings of the vessels Proteas and Amphitrite, compared to payments of $1.7 million in the third quarter of 2010. For the nine months periods, $4.0 million was paid in 2011 compared to $4.7 million in the previous year’s first nine months.

Net cash used in investing activities was $17.4 million for the quarter ended September 30, 2011, and $114.9 million for the quarter ended September 30, 2010. In the third quarter of 2011, net funds for acquisitions and improvements on existing vessels amounted to $16.1 million, relating to the acquisition of newbuilding Dimitris P while $109.8 million was paid in the prior third quarter for the acquisition of World Harmony and Chantal. In the third quarter of 2011, there were no vessel sales, while in the third quarter of 2010, the vessel Victory III was sold generating sales proceeds of $6.4 million. For the nine month period, vessel sales proceeds in 2011 generated $42.5 million. In the first nine months of 2010, vessel sales proceeds amounted to $140.5 million.

In the third quarter of 2011, expenditure for vessels under construction amounted to $0.3 million compared to advances and expenses totalling $11.5 million in the third quarter of 2010. For the nine month period, advances amounted to $19.1 million in 2011 and $55.3 million in 2010. There were two vessels on order as at September 30, 2011 and two on order as at September 30, 2010. The suezmax Dimitris P was delivered in August 2011. The two vessels under construction at September 30, 2011 are suezmaxes DP2 shuttle tankers, at a contract price of $92.0 million each, the first to be delivered in the first quarter of 2013 and the second in the second quarter of 2013. In total, $165.6 million was remaining to be paid at September 30, 2011 relating to these two shuttle tankers, of which $18.4 million was paid in October 2011, $55.2 million is payable in 2012 and $92.0 million is payable in 2013. We are in discussion with banks as to the partial financing of these two suezmaxes.

Net cash provided by financing activities was $16.0 million in the quarter ended September 30, 2011, compared to $35.9 million during the quarter ended September 30, 2010. Net cash used in financing activities was $36.7 million in the nine months ended September 30, 2011, compared to $4.3 million provided by financing activities during the nine months ended September 30, 2010. In the third quarter of 2011, $48.7 million of new debt was drawn down for the acquisition of the suezmax Dimitris P. In the third quarter of 2010, $70.0 million of new debt was drawn down for the acquisition of two panamax tankers, World Harmony and Chantal. In the third quarter of 2011 there were scheduled loan repayments of $28.0 million compared to total repayments and prepayments of $29.2 million in the third quarter of 2010.

Total debt outstanding increased from $1,527 million at the beginning of the third quarter 2011 to $1,548 million by the quarter end. The debt to capital (equity plus debt) ratio was 61.3% at September 30, 2011 (or 57.3% on a net of cash basis). One new interest rate swap to cover a notional amount of $41.6 million was arranged during the third quarter with a start date of May 2013. Interest rate swap coverage on outstanding loans was approximately 55%.

The more significant of the financial covenants included in the bank loan agreements are the requirements to maintain an agreed upon minimum liquidity, a minimum hull value per vessel as compared with the outstanding loan of such vessel and to maintain a (leverage) ratio of debt to net assets (adjusted by the fair value of vessels) less than 70%. Non-compliance with any of these covenants could result in a default under our credit agreements, requiring the Company to prepay the amount required to redress the default. There were no such defaults as at September 30, 2011. The most significant risk in the current economic environment has been the decline in vessel values. If values were to further decline to lower levels than witnessed in recent months, it could eventually lead to non-compliance in respect of the minimum hull value to loan requirement and the leverage ratio on one or more of our loans.

No new shares were issued in the third quarters of 2011 and 2010.

Quarterly dividends of $0.15 per share each were paid on February 2, April 28 and August 10, 2011 and amounted to $6.9 million for each distribution. The dividend policy of the Company was amended in May 2010 to pay dividends on a quarterly basis, but still depending on cash availability and requirements, and with a target of between 25% and 50% of the net income in any given year, although even in the absence of adequate net income, a dividend is still payable given the level of retained earnings. A fourth dividend of $0.15 was declared in October, 2011 and was paid on November 30, 2011 amounting to $6.9 million in total. In the third quarter of 2010, following a decision to amend distributions to a quarterly basis, a first quarterly dividend of $0.15 was paid on July 15, 2010.